Exhibit 99.3

FLEETMATICS GROUP PLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	June 30, 2012	December 31, 2011
Assets
Current assets:
Cash	$8,151	$8,615
Restricted cash	637	592
Accounts receivable, net of allowances of $1,505 and $1,237 at June 30, 2012 and December 31, 2011, respectively	7,306	5,376
Deferred tax assets	8,339	8,343
Prepaid expenses and other current assets	7,124	5,425

Total current assets	31,557	28,351
Property and equipment, net	34,306	26,848
Goodwill	24,879	24,879
Intangible assets, net	8,171	9,341
Deferred tax assets, net	4,355	4,298
Other assets	8,520	5,859

Total assets	$111,788	$99,576

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$8,671	$5,398
Accrued expenses and other current liabilities	13,340	12,382
Deferred revenue	17,367	18,679
Current portion of long-term debt	938	750

Total current liabilities	40,316	37,209
Deferred revenue	7,886	7,741
Accrued income taxes	18,920	17,825
Long-term debt, net of discount of $632 and $449 at June 30, 2012 and December 31, 2011, respectively	23,430	16,301
Other liabilities	793	726

Total liabilities	91,345	79,802

Commitments and contingencies (Note 17)
Redeemable convertible preferred shares, €0.01375178 par value for Series A and B shares, €0.01 par value for Series C shares; 34,634,734 shares authorized; 34,634,734 shares issued and outstanding at June 30, 2012 and December 31, 2011	131,061	130,839
Shareholders’ deficit:
Ordinary shares, €0.015 par value; 65,942,606 shares authorized; 1,515,484 shares issued and outstanding at June 30, 2012; 1,497,150 shares issued and outstanding at December 31, 2011	20	20
Deferred shares, €0.01 par value; 2,230,330 shares authorized, issued and outstanding at June 30, 2012 and December 31, 2011	29	29
Additional paid-in capital	2,795	2,017
Accumulated other comprehensive income	595	560
Accumulated deficit	(114,057)	(113,691)

Total shareholders’ equity (deficit)	(110,618)	(111,065)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$111,788	$99,576

The accompanying notes are an integral part of the consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Six Months Ended June 30,
	2012	2011
Subscription revenue	$58,405	$42,587
Cost of subscription revenue	17,332	13,466

Gross profit	41,073	29,121

Operating expenses:
Sales and marketing	20,199	15,948
Research and development	3,374	2,743
General and administrative	14,229	8,586

Total operating expenses	37,802	27,277

Income from operations	3,271	1,844
Interest income (expense), net	(1,104)	(1,156)
Foreign currency transaction gain (loss), net	(142)	642
Loss on extinguishment of debt	(934)	—

Income before income taxes	1,091	1,330
Provision for (benefit from) income taxes	1,457	(266)

Net income (loss)	(366)	1,596
Accretion of redeemable convertible preferred shares to redemption value	(222)	(220)
Net income attributable to participating securities	—	(1,302)

Net income (loss) attributable to ordinary shareholders	$(588)	$74

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.39)	$0.05

Diluted	$(0.39)	$0.05

Weighted average ordinary shares outstanding:
Basic	1,510,047	1,497,150

Diluted	1,510,047	1,880,153

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2012	2011
Net income (loss)	$(366)	$1,596

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $0	35	(713)

Total other comprehensive income (loss)	35	(713)

Comprehensive income (loss)	$(331)	$883

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2012	2011
	(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$(366)	$1,596
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	4,475	3,639
Amortization of capitalized in-vehicle devices owned by customers	308	138
Amortization of intangible assets	1,166	1,674
Amortization of deferred commissions, other deferred costs and debt discount	2,328	1,787
Provision for deferred tax assets	(53)	(1)
Provision for accounts receivable allowances	843	498
Unrealized foreign currency transaction (gain) loss	157	(652)
Loss on disposal of property and equipment and other assets	840	493
Share-based compensation	969	1,078
Loss on extinguishment of debt, non-cash portion	405	—
Changes in operating assets and liabilities:
Accounts receivable	(2,786)	(1,752)
Prepaid expenses and other current and long-term assets	(5,956)	(3,252)
Accounts payable, accrued expenses and other current liabilities	4,360	1,343
Accrued income taxes	1,095	(508)
Deferred revenue	(1,193)	(6,569)

Net cash provided by (used in) operating activities	6,592	(488)

Cash flows from investing activities:
Purchases of property and equipment	(12,700)	(6,519)
Capitalization of internal-use software costs	(472)	(410)
Net (increase) decrease in restricted cash	(45)	(387)

Net cash used in investing activities	(13,217)	(7,316)

Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount and issuance costs	23,908	—
Proceeds from exercise of stock options	11	—
Excess tax benefits from share-based awards	20	—
Payments of Senior Secured Notes	(17,500)	—
Payments of capital lease obligations	(200)	(8)

Net cash provided by (used in) financing activities	6,239	(8)

Effect of exchange rate changes on cash	(78)	(12)

Net increase (decrease) in cash	(464)	(7,824)
Cash, beginning of period	8,615	23,054

Cash, end of period	$8,151	$15,230

Supplemental disclosure of cash flow information:
Cash paid for interest	$958	$1,106
Cash paid for income taxes	$763	$(236)
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$222	$220
Acquisition of property and equipment through capital leases	$31	$97
Additions to property and equipment included in accounts payable at the balance sheet dates	$1,466	$946

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

1. Nature of the Business

Fleetmatics Group PLC (“Fleetmatics” or the “Company”) is a public limited company incorporated in the Republic of Ireland. On September 21, 2012, the company changed its corporate structure from a private limited company to a public limited company. On that date, the Company became the holding company of FleetMatics Group Limited (a private limited company incorporated in 2004 in the Republic of Ireland) and its subsidiaries by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

The Company is a leading global provider of fleet management solutions delivered as software-as-a-service (“SaaS”). Its mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. The Company offers Web-based and mobile solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. New customers for the Company’s SaaS offering typically enter into initial 36-month, non-cancelable subscription agreements, with amounts generally billed and due monthly; however, some customers prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

The Company has experienced earnings volatility since inception and, as of June 30, 2012, had an accumulated deficit of approximately $114,000. The Company believes that its current cash, projected cash flows from operations and funds available under its existing financing facilities (see Note 10) will be sufficient to meet its working capital and capital expenditure requirements for at least twelve months from the most recent balance sheet date.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

2. Restatement of Consolidated Statements of Cash Flows

The Company has restated its Consolidated Statements of Cash Flows for the six months ended June 30, 2012 and 2011 to correct certain errors. In 2012, the Company determined that its process for preparing its statements of cash flows for interim periods did not accurately reflect total purchases of property and equipment due to an error in the application of the non-cash adjustment between purchases of property and equipment and accounts payable, accrued expenses and other current liabilities. This error did not exist in the Company’s annual statements of cash flows. The result of the correction of this error is an increase in cash flows provided by operating activities with a corresponding increase in cash flows used in investing activities. In addition, certain other errors impacting Loss on disposal of property and equipment and other assets, Prepaid expenses and other current and long-term assets, and Purchases of property and equipment were identified. No other financial statements are affected by these adjustments. The following table presents the effect of the restatement adjustments by financial statement line item of the Consolidated Statements of Cash Flows:

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30, 2012				Six Months Ended June 30, 2011
	As Reported	Adjustments		As Restated	As Reported	Adjustments		As Restated
Cash flows from operating activities:
Net income (loss)	$(366)	$		$(366)	$1,596	$		$1,596
Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:
Depreciation and amortization of property and equipment	4,475			4,475	3,639			3,639
Amortization of capitalized in-vehicle devices owned by customers	308			308	138			138
Amortization of intangible assets	1,166			1,166	1,674			1,674
Amortization of deferred commissions, other deferred costs and debt discount	2,328			2,328	1,787			1,787
Provision for (benefit from) deferred tax assets	(53)			(53)	(1)			(1)
Provision for accounts receivable allowances	843			843	498			498
Unrealized foreign currency transaction (gain) loss	157			157	(652)			(652)
Loss on disposal of property and equipment and other assets	279		561	840	493			493
Share-based compensation	969			969	1,078			1,078
Loss on extinguishment of debt, non-cash portion	405			405	—			—
Changes in operating assets and liabilities:
Accounts receivable	(2,786)			(2,786)	(1,752)			(1,752)
Prepaid expenses and other current and long-term assets	(6,049)		93	(5,956)	(3,252)			(3,252)
Accounts payable, accrued expenses and other current liabilities	1,347		3,013	4,360	(56)		1,399	1,343
Accrued income taxes	1,095			1,095	(508)			(508)
Deferred revenue	(1,193)			(1,193)	(6,569)			(6,569)

Net cash provided by (used in) operating activities	2,925		3,667	6,592	(1,887)		1,399	(488)

Cash flows from investing activities:
Purchases of property and equipment	(9,033)		(3,667)	(12,700)	(5,120)		(1,399)	(6,519)
Capitalization of internal-use software costs	(472)			(472)	(410)			(410)
Net (increase) decrease in restricted cash	(45)			(45)	(387)			(387)

Net cash used in investing activities	(9,550)		(3,667)	(13,217)	(5,917)		(1,399)	(7,316)

Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount and issuance costs	23,908			23,908	—			—
Proceeds from exercise of stock options	11			11	—			—
Excess tax benefits from share-based awards	20			20	—			—
Payments of Senior Secured Notes	(17,500)			(17,500)	—			—
Payments of capital lease obligations	(200)			(200)	(8)			(8)

Net cash provided by (used in) financing activities	6,239			6,239	(8)			(8)

Effect of exchange rate changes on cash	(78)			(78)	(12)			(12)

Net increase (decrease) in cash	(464)			(464)	(7,824)			(7,824)
Cash, beginning of period	8,615			8,615	23,054			23,054

Cash, end of period	$8,151			$8,151	$15,230			$15,230

Supplemental disclosure of cash flow information:
Cash paid for interest	$958			$958	$1,106			$1,106
Cash paid for income taxes	$763			$763	$(236)			$(236)
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$222			$222	$220			$220
Acquisition of property and equipment through capital leases	$31			$31	$97			$97
Additions to property and equipment included in accounts payable at the balance sheet dates	$3,203		(1,737)	$1,466	$1,595		(649)	$946

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions. All dollar amounts in the financial statements and in the notes to the consolidated financial statements, except share and per share amounts, are stated in thousands of U.S. dollars unless otherwise indicated.

The accompanying consolidated balance sheet as of June 30, 2012, the consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2012 and 2011, and the consolidated statements of cash flows for the six months ended June 30, 2012 and 2011 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2012, the results of its operations and its comprehensive income for the six months ended June 30, 2012, and its cash flows for the six months ended June 30, 2012 and 2011. The consolidated financial data and other information disclosed in these notes related to the six months ended June 30, 2012 and 2011 are also unaudited. The results for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for the year ending December 31, 2012 or for any other interim periods or future year.

Certain information and footnote disclosures normally included in the Company’s annual audited consolidated financial statements and accompanying notes have been condensed or omitted in these interim financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2011 included in its final prospectus filed pursuant to rule 424(b) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on October 5, 2012 (the “Final Prospectus”).

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Term Loan (see Note 10) as of June 30, 2012 approximated its $25,000 face value, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 4.5% (a Level 3 measure of fair value).

Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. The Company pays commissions in full when it receives the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as expense immediately.

Commission costs capitalized during the six months ended June 30, 2012 and 2011 totaled $3,116 and $2,164, respectively. Amortization of deferred commissions totaled $2,189 and $1,640 for the six months ended June 30, 2012 and 2011, respectively, and is included in sales and marketing expense in the consolidated statements of operations. Deferred commission costs, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $7,703 and $6,764 as of June 30, 2012 and December 31, 2011, respectively.

Capitalized In-Vehicle Device Costs

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device (for which the Company receives an up-front fee from the customer), the Company defers the costs of the installed in-vehicle devices (including installation and shipping costs) as they are directly related to the revenue that the Company derives from the sale of the devices and that it recognizes ratably over the estimated average customer relationship period of six years. The Company capitalizes these in-vehicle device costs and amortizes the deferred costs as expense ratably over the estimated average customer relationship period, in proportion to the recognition of the up-front fee revenue.

Costs of in-vehicle devices owned by customers that were capitalized during the six months ended June 30, 2012 and 2011 totaled $941 and $808, respectively. Amortization of these capitalized costs totaled $308 and $138 for the six months ended June 30, 2012 and 2011, respectively, and is included in cost of subscription revenue in the consolidated statements of operations. Capitalized costs related to these in-vehicle devices of which title has transferred to customers, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $3,102 and $2,558 as of June 30, 2012 and December 31, 2011, respectively.

Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which provides companies with two options for presenting comprehensive income. ASU 2011-05 requires companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB indefinitely deferred the requirement in ASU 2011-05 to present reclassification adjustments of other comprehensive income by line item on the face of the income statement. However, all other requirements of ASU 2011-05 were effective for the Company on January 1, 2012. As the guidance in ASU 2011-05 relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which simplifies how companies test goodwill for impairment. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted ASU 2011-08 on the effective date of January 1, 2012. The adoption of ASU 2011-08 did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in Accounting Standards Codification 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 will become effective for annual and interim impairment

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. As the Company does not intend to early adopt, the standard will become effective for the Company on January 1, 2013 and the adoption is not expected to have a significant impact on its consolidated financial position, results of operations or cash flows.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
Deferred commission costs	$3,924	$3,472
Capitalized costs of in-vehicle devices owned by customers	521	436
Prepaid subscription service fees	814	689
Prepaid income taxes	364	—
Prepaid software license fees and support	480	177
Other	1,021	651

Total	$7,124	$5,425

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

5. Property and Equipment

Property and equipment consisted of the following at June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
In-vehicles—installed	$60,384	$51,454
In-vehicles—uninstalled	2,453	1,127
Computer equipment	3,684	3,088
Internal-use software	1,880	1,462
Furniture and fixtures	856	579
Leasehold improvements	467	343

Total property and equipment	69,724	58,053
Less: Accumulated depreciation and amortization	(35,418)	(31,205)

Property and equipment, net	$34,306	$26,848

Depreciation and amortization expense related to property and equipment for the six months ended June 30, 2012 and 2011 totaled $4,475 and $3,639, respectively, of which $4,099 and $3,432 was recorded in cost of subscription revenue related to depreciation of installed in-vehicle devices and amortization of internal-use software and the remainders were included in various operating expenses. The carrying value of installed in-vehicle devices (including shipping and installation costs), net of accumulated depreciation, was $27,847 and $22,485 at June 30, 2012 and December 31, 2011, respectively.

During the six months ended June 30, 2012 and 2011, the Company capitalized costs of $472 and $410, respectively, associated with the development of its internal-use software related to its SaaS software accessed by customers via its website and the website itself. Amortization expense of the internal-use software totaled $266 and $138 during the six months ended June 30, 2012 and 2011, respectively The carrying value of capitalized internal-use software was $1,167 and $996 as of June 30, 2012 and December 31, 2011, respectively. Foreign exchange differences also contribute to changes in the carrying value of internal-use software.

As of June 30, 2012 and December 31, 2011, the gross amount of assets under capital leases totaled $1,075 and $1,067, respectively, and related accumulated amortization totaled $265 and $99, respectively.

During the six months ended June 30, 2012 and 2011, the Company expensed $840 and $493, respectively, associated with the replacement of installed in-vehicle devices that had become defective. The expense was recorded in cost of subscription revenue and is included in loss on disposal of property and equipment and other assets in the consolidated statements of cash flows.

6. Goodwill and Intangible Assets

As of June 30, 2012 and December 31, 2011, the carrying amount of goodwill was $24,879 and resulted from the acquisition of SageQuest in July 2010. No impairment of goodwill was recorded during the six months ended June 30, 2012 or the year ended December 31, 2011.

Intangible assets consisted of the following as of June 30, 2012 and December 31, 2011, with gross and net amounts of foreign currency-denominated intangible assets reflected at June 30, 2012 and December 31, 2011 exchange rates, respectively:

	June 30, 2012
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(3,634)	$7,466
Acquired developed technology	1,300	(921)	379
Trademarks	400	(245)	155
Patent	227	(56)	171

Total	$13,027	$(4,856)	$8,171

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

	December 31, 2011
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(2,714)	$8,386
Acquired developed technology	1,300	(737)	563
Trademarks	400	(189)	211
Patent	259	(78)	181

Total	$13,059	$(3,718)	$9,341

Amortization expense related to intangible assets was $1,166 and $1,674 for the six months ended June 30, 2012 and 2011, respectively. Of those amounts, amortization expense of $190 and $258 for the six months ended June 30, 2012 and 2011, respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $976 and $1,416 for the six months ended June 30, 2012 and 2011, respectively, was included in sales and marketing expense in the consolidated statements of operations.

7. Other Assets

Other assets (non-current) consisted of the following as of June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
Deferred commission costs	$3,779	$3,292
Capitalized costs of in-vehicle devices owned by customers	2,581	2,122
Other	2,160	445

Total	$8,520	$5,859

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
Accrued professional fees	$6,855	$6,765
Accrued payroll and related expenses	3,329	3,479
Accrued income taxes	—	16
Accrued non-income taxes	476	436
Accrued insurance expense	604	120
Other	2,076	1,566

Total	$13,340	$12,382

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

9. Other Liabilities

Other liabilities (non-current) consisted of the following as of June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
Capital lease obligations	$449	$604
Accrued rent	344	122

Total	$793	$726

10. Long-term Debt

Senior Secured Notes

In conjunction with the SageQuest acquisition on July 30, 2010, the Company entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC (“DE Shaw”) for $17,500 of senior secured notes (the “Senior Secured Notes”). All of the assets of the Company, inclusive of the SageQuest assets acquired, were used to collateralize the Senior Secured Notes.

Principal amounts under the Senior Secured Notes were payable in monthly installments commencing March 2012 and continuing through the maturity date on July 30, 2014. Prepayment of the Senior Secured Notes would have been required upon (a) the sale of substantially all of the Company’s assets or a change in control upon the sale of equity, (b) the disposition, involuntary or voluntary, of any asset in a single transaction or series of related transactions in excess of $50, subject to permitted reinvestment, (c) a registered firm commitment underwritten public offering by the Company of its ordinary shares resulting in aggregate gross cash proceeds greater than $50,000 and in which the initial price to the public is at least $13.91 per share, as adjusted for any share capital subdivision or consolidation (a “Qualified Public Offering”), and (d) any excess cash flow generated by the Company, defined as (i) positive cash flow from operations, plus (ii) any cash flow from extraordinary receipts, less (iii) repayments of the Senior Secured Notes, less (iv) the unfinanced cash portion of capital expenditures net of any proceeds received from sales of fixed assets (each, a “Prepayment Event”). The maximum prepayment due upon a Prepayment Event would have varied based on the date that the Prepayment Event had occurred: prior to July 30, 2012, 103% of the principal balance plus accrued and unpaid interest would have been due; from July 31, 2012 through July 30, 2013, 101% of the principal balance plus accrued and unpaid interest would have been due; July 31, 2013 and thereafter, 100% of the principal balance plus accrued and unpaid interest would have been due. However, the prepayment would have been limited to the net proceeds generated in the Prepayment Event, except for in the case of excess cash flow. In the case of excess cash flow, the prepayment would have been limited to 50% of such excess cash flow.

The Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.50% per annum (based on actual days), but not less than 12.5%. As of December 31, 2011, the actual interest rate was 12.5%. Interest was payable monthly in arrears, commencing September 1, 2010 until the Senior Secured Notes were repaid in full. In the event of default and until the event of default was cured or waived, the interest rate was to be 2.5% per annum higher than the otherwise applicable interest rate.

On the issuance date, the Senior Secured Notes were recorded in the consolidated balance sheet net of discount of $690, related to fees assessed by the lender at that time. The carrying value of debt was being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the four-year term of the Senior Secured Notes to the maturity date. At December 31, 2011, the debt discount balance totaled $449.

The credit agreement required the Company to maintain financial covenants, one of which limited the Company’s maximum total leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Notes agreement). The financial covenants would have become more restrictive in 2012 and 2013. In addition, the Company was required to maintain other affirmative, negative and financial covenants. The Company was not in compliance with certain of the covenants at December 31, 2011. However, the Company received a waiver of noncompliance from DE Shaw through May 31, 2012.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

On May 10, 2012, the Company used proceeds from the $25,000 Term Loan of its Senior Secured Credit Facility to pay in full all amounts due under the Senior Secured Notes, including principal then remaining of $17,063, prepayment premium of $512 and accrued interest. As a result of the early repayment of the Senior Secured Notes, during the six months ended June 30, 2012, the Company recorded a loss on extinguishment of debt of $934, comprised of the write-off of unamortized debt discount of $387 and unamortized deferred financing cost of $18, the prepayment premium of $512 paid in cash, and associated legal fees of $17.

Senior Secured Credit Facility

On May 10, 2012, the Company entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25,000 term loan (the “Term Loan”) and a $25,000 revolving line of credit (the “Revolving Credit Facility”), which expires on May 10, 2017 (collectively, the “Senior Secured Credit Facility”). The Senior Secured Credit Facility is collateralized by a senior first lien on all assets and property of the Company. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25,000 Term Loan, and to provide an additional source of liquidity to the Company. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios of the Company. At June 30, 2012, the Company had no borrowings outstanding under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable in quarterly installments commencing on December 31, 2012, with $313 due in 2012, $1,250 due in 2013, $1,406 due in 2014, $2,031 due in 2015, $2,500 due in 2016 and $17,500 due in 2017. All amounts borrowed under the revolving line of credit are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

On the issuance date of May 10, 2012, the Term Loan was recorded in the consolidated balance sheet net of discount of $651, related to fees assessed by the lender at the time. The carrying value of this debt is being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the five-year term of the Term Loan to the maturity date. At June 30, 2012, the debt discount balance totaled $632. Accretion amounts recognized as interest expense for the six months ended June 30, 2012 totaled $19. On the issuance date, the Company also capitalized deferred financing costs of $440 related to third-party fees incurred in connection with the Senior Secured Credit Facility. These deferred costs are being amortized through charges to interest expense using the effective-interest method over the five-year term of the Senior Secured Credit Facility to the expiration date. At June 30, 2012, deferred financing cost recorded in other current assets and other assets (non-current) were $99 and $327, respectively, and totaled $426. Amortization amounts recognized as interest expense for the six months ended June 30, 2012 totaled $14.

The Senior Secured Credit Facility contains financial covenants that, among other things, require the Company to maintain liquidity of at least $10,000, comprised of cash plus availability under borrowings, and limits the Company’s maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2012, 2013 and 2014. The Senior Secured Credit Facility also requires the Company to maintain other affirmative and negative covenants. The Company was in compliance with all such covenants as of June 30, 2012.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

11. Income Taxes

The Company’s effective income tax rate for the six months ended June 30, 2012 and 2011 was 133.5% and (20.0)%, respectively, on pre-tax income of $1,091 and $1,330, respectively. The Company’s effective tax rate for the six months ended June 30, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and an increase in the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom. The Company’s effective tax rate for the six months ended June 30, 2011 was lower than the statutory Irish rate of 12.5% due primarily to losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation allowance was required as well as the release of certain reserves for uncertain tax positions in non-Irish jurisdictions, due to the expiration of a statute of limitations. Those benefits were partially offset by the recording of reserves for uncertain tax positions along with related interest and penalties as well as an increase to the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

12. Redeemable Convertible Preferred Shares

The Company issued Series A redeemable convertible preferred shares with a €0.01375178 par value (the “Series A preferred shares”) in July 2008, issued Series B redeemable convertible preferred shares with a €0.01375178 par value (the “Series B preferred shares”) in July 2010, and issued Series C redeemable convertible preferred shares with a €0.01 par value (the “Series C preferred shares”) in November 2010 (collectively, the “Preferred Shares”). The Preferred Shares are classified outside of shareholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

Preferred Shares consisted of the following at June 30, 2012:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Redemption Value	Carrying Value	Ordinary Shares Issuable upon Conversion
Series A preferred shares	8,908,904	8,908,904	$40,001	$44,626	9,502,830
Series B preferred shares	6,150,095	6,150,095	19,004	18,529	4,100,063
Series C preferred shares	19,575,735	19,575,735	68,515	67,906	13,050,490

	34,634,734	34,634,734	$127,520	$131,061	26,653,383

The holders of the Preferred Shares had the following rights and preferences as of December 31, 2011 and June 30, 2012:

Voting and Other Rights

Each holder of Preferred Shares was entitled to vote together with the holders of ordinary shares and was entitled to the number of votes equal to the number of ordinary shares into which such series of preferred shares could convert on the date of record or the effective date of the vote. In addition, the consent of at least a majority of the holders of Preferred Shares, voting together as a single class, was required to effect certain changes to the Company’s debt and equity structure and to effect certain other events. The consent of at least 75% of the holders of each series of preferred shares was required to effect changes to the rights and preferences of that series, and a vote of at least a majority of holders of the Preferred Shares was required to permit the issuance of any class of shares.

The holders of Preferred Shares had, pro rata with the holders of ordinary shares, (i) the right of first refusal on the Company’s issuance of additional Preferred Shares or ordinary shares, (ii) the right of refusal on a holder’s sale of Preferred Shares or ordinary shares (following the Company’s right of first refusal), and (iii) the right to participate in any sale of ordinary shares (other than ordinary shares that were issued upon conversion of Preferred Shares) to a third-party purchaser, including the right to sell the same percentage of their Preferred Shares, on a fully converted basis, or ordinary shares as the holder who entered into the agreement with the third-party purchaser.

Dividends

The Preferred Shares had no specific dividend rights; however, if dividends were declared, then the holders of the Preferred Shares, participating on a fully converted basis, ranked equally with the holders of the ordinary shares with respect to those dividends.

Redemption

The Preferred Shares were redeemable at the option of the holders of at least a majority of the then outstanding shares of Preferred Shares, voting together as a single class on a fully converted basis. The Preferred Shares were redeemable in three annual installments, beginning on the date following the fourth anniversary of the original issue date of the Series C preferred shares (that is, on November 23, 2014) and ending on the date two years from such first redemption date at a price equal to the original issue price of $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Original Issue Price”).

The difference between the aggregate amount initially recorded for each series of the Preferred Shares and the respective aggregate redemption value of each series of the Preferred Shares was being accreted to the redemption value of each series of Preferred Shares over the period from the date of issuance to the earliest redemption date using the effective-interest method. The issuance of the Series B preferred shares modified the original redemption date of the Series A preferred shares from July 24, 2013 to July 30, 2014. The issuance of the Series C preferred shares modified the redemption dates of both the Series A preferred shares and the Series B preferred shares from July 30, 2014 to November 23, 2014. Upon each change of the redemption date, the effective-interest calculation was adjusted such that the difference between the then carrying value of the Series A preferred shares and Series B preferred shares (as of the dates of the change) and their respective redemption values would be then accreted over the new redemption period to the earliest redemption date of November 23, 2014.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Conversion

Each preferred share was convertible at the option of the holder at any time and all preferred shares would mandatorily convert upon the vote of a majority of the holders of Preferred Shares, voting together as a single class on a fully converted basis. Each share of Preferred Shares was convertible into the number of fully paid ordinary shares as determined by dividing the respective Preferred Shares Original Issue Price by the conversion price in effect at the time. The conversion price of the Series A preferred shares at issuance was $5.904116 and as of June 30, 2012 and December 31, 2011 was $4.209375. The conversion price of the Series B preferred shares at issuance and as of June 30, 2012 and December 31, 2011 was $4.635. The conversion price of the Series C preferred shares at issuance and as of June 30, 2012 and December 31, 2011 was $5.25. The Preferred Shares conversion prices were subject to adjustment in accordance with the Company’s Articles of Association for subsequent stock dividends, stock splits and other recapitalizations.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of the then outstanding Preferred Shares had been entitled, before any payment is made to the holders of the ordinary shares, to receive an amount per share equal to $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Liquidation Preference”). In the event that the assets to be distributed were not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company would have been distributed ratably in proportion to the liquidation preference of the holders of the Preferred Shares. After the holders of the then outstanding Preferred Shares had been paid in full their liquidation payments, the remaining assets of the Company would have been distributed only to the holders of the ordinary shares on a pro rata basis. In the event of an acquisition or asset transfer, the holder of Preferred Shares would have been entitled to the distribution of proceeds equal to the greater of the Liquidation Preference or the consideration the holders would receive in a liquidation event had they exercised their conversion privilege immediately prior to such acquisition or asset transfer.

13. Deferred Shares

Deferred shares are non-voting, non-redeemable shares and carry no rights other than a lowest-priority right to share in the capital of the Company upon a winding-up or liquidation. The deferred shares were issued by the Company in order to ensure compliance with an Irish law requirement that no more than 90% of the issued share capital is redeemable and serve no other purpose.

14. Ordinary Shares

Each holder of ordinary shares is entitled to one vote per share. The holders of ordinary shares are not entitled to receive dividends unless declared by the board of directors. The voting, dividend and liquidation rights of the holders of ordinary shares are subject to and qualified by the rights and preferences of the holders of the Preferred Shares. No dividends have been declared through June 30, 2012.

15. Share-Based Awards

Stock option activity during the six months ended June 30, 2012 was as follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at December 31, 2011	2,553,611	$3.11
Granted	856,222	$9.88
Exercised	(18,334)	$0.56
Forfeited and canceled	(24,333)	$3.08

Outstanding at June 30, 2012	3,367,166	$4.84

Vested and expected to vest at June 30, 2012	3,235,183	$4.71

Exercisable at June 30, 2012	1,423,313	$2.44

During the six months ended June 30, 2012, the Company granted service-based stock options for the purchase of 449,333 ordinary shares with a grant-date fair value of $4.43 and granted performance-based stock options for the purchase of 406,889 ordinary shares with a grant-date fair value of $4.50. None of these performance-based stock options were vested as of June 30, 2012. The weighted average grant-date fair value of stock options granted was $4.47 per share for the six months ended June 30, 2012.

The unrecognized compensation expense associated with stock options outstanding at June 30, 2012 was $6,668, which is expected to be recognized over weighted average period of 2.8 years.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

The Company recognized share-based compensation expense from all awards in the following expense categories:

	Six Months Ended June 30,
	2012	2011
Cost of subscription revenue	$50	$10
Sales and marketing	460	354
Research and development	81	71
General and administrative	378	643

Total	$969	$1,078

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

16. Net Income (Loss) per Share

Basic and diluted net income per share attributable to ordinary shareholders was calculated as follows for the six months ended June 30, 2012 and 2011:

	Six Months Ended June 30,
	2012	2011
Basic net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$(366)	$1,596
Accretion of redeemable convertible preferred shares to redemption value	(222)	(220)
Net income attributable to participating securities	—	(1,302)

Net income (loss) attributable to ordinary shareholders	$(588)	$74

Denominator:
Weighted average ordinary shares outstanding—basic	1,510,047	1,497,150

Net income (loss) per share attributable to ordinary shareholders—basic	$(0.39)	$0.05

Diluted net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$(366)	$1,596
Accretion of redeemable convertible preferred shares to redemption value	(222)	(220)
Net income attributable to participating securities	—	(1,284)

Net income (loss) attributable to ordinary shareholders—diluted	$(588)	$92

Denominator:
Weighted average ordinary shares outstanding—basic	1,510,047	1,497,150
Dilutive effect of ordinary share equivalents	—	383,003

Weighted average ordinary shares outstanding—diluted	1,510,047	1,880,153

Net income (loss) per share attributable to ordinary shareholders—diluted	$(0.39)	$0.05

Stock options for the purchase of 1,403,939 and 153,849 weighted average shares for the six months ended June 30, 2012 and 2011, respectively, were excluded from the computation of diluted net income per share attributable to ordinary shareholders because those options had an antidilutive impact due to their exercise prices being greater than the average fair value of the Company’s ordinary shares for those periods.

17. Commitments and Contingencies

Lease Commitments

The Company leases its office space under non-cancelable operating leases, some of which contain payment escalations. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash rent payments and rent expense recognized in the consolidated statements of operations as accrued rent within accrued expenses (current) and other liabilities (non-current). The Company also leases office equipment under operating leases that expire at various dates through 2014.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2011 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases	Total
2012	$945	$400	$1,345
2013	1,122	400	1,522
2014	937	247	1,184
2015	929	—	929
2016	825	—	825
Thereafter	2,222	—	2,222

Total	$6,980	1,047	$8,027

Less amount representing interest		(112)

Present value of minimum lease payments		$935

Data Center Agreements

The Company has agreements with various vendors to provide specialized space and services for the Company to host its software application. Future minimum payments under non-cancelable data center agreements at December 31, 2011 totaled $1,716, comprised of $1,211 due in the year ending December 31, 2012 and $505 due in the year ending December 31, 2013.

Purchase Commitments

As of December 31, 2011, the Company had non-cancelable purchase commitments related to telecommunications, subscription fees for third-party data (such as Internet maps and posted speed limits) and subscription fees for software services totaling $2,544, of which $1,805, $619 and $120 will become payable in the years ending December 31, 2012, 2013 and 2014, respectively.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its consolidated financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2011.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

In 2011, the Company was sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The complaint alleges that the Company has infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. The Company believes that a loss in this claim is reasonably possible, but it is unable to estimate a range of loss as the Company is continuing to investigate the claim. While the outcome of this matter cannot be predicted with certainty, the Company does not believe that this litigation will have a material adverse effect on its business or on its consolidated financial position, results of operations or cash flows.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. The complaint alleges that the Company recorded telephone conversations with plaintiffs in violation of Florida Statutes Section 934.03. The complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. On September 13, 2012, the case was removed to the United States District Court for the Middle District of Florida. On September 20, 2012, the Company moved to dismiss the complaint. This matter is in its very early stages. As a result, the Company is not able to assess whether or not a loss is probable or to estimate the reasonably possible or probable amount of any loss.

Management Services Agreement

The Company is party to a Management Services Agreement that requires the Company to make payments of up to $15,000 through 2014 if certain performance targets are achieved (see Note 18). On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the agreement.

18. Related Party Transactions

In 2010, the Company entered into a consulting and non-compete agreement (the “Management Services Agreement”) with Privia Enterprises Limited (“Privia”), a company controlled by certain of the Company’s former shareholders and members of its board of directors, one of whom continued to serve as a member of the Company’s board of directors as of December 31, 2011. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, the Company agreed to pay Privia up to $15,000 in three separate installments if the Company sells a specified number of subscriptions, measured by unit installations, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and are scheduled to be paid as follows: $3,000 for the twelve months ending March 31, 2012, $5,000 for the twelve months ending March 31, 2013 and $7,000 for the twelve months ending March 31, 2014. The Company has accrued for these payments during each of these three periods as the Company expects to sell the number of units that would require it to make this payout in full. The Company recorded expense of $1,799 and $1,099 six months ended June 30, 2012 and 2011, respectively, for these future payments. No payments under this agreement were made as of June 30, 2012. As of December 31, 2011 and June 30, 2012, amounts accrued under this agreement totaled $2,448 and $4,247, respectively, and were included in accrued expenses and other current liabilities as a component of accrued professional fees. On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the Management Services Agreement.

In 2006, in connection with the early exercise of stock options into 466,666 restricted ordinary shares, the Company received a full recourse note receivable from its Chief Executive Officer denominated in euros (totaling the equivalent of $106 at the issuance date of the note) and collateralized by the 466,666 restricted ordinary shares held by the officer. Interest on the note was payable annually at a rate of 6% per annum. As the note receivable was recourse in nature, the note receivable plus accrued interest was reported in the Company’s consolidated balance sheets from 2006 to December 31, 2010 as a component of shareholders’ deficit. During 2011, the officer repaid the principal balance of the note and accrued interest in full as scheduled, and as of December 31, 2011, no amount remained outstanding.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

19. Subsequent Events

For its consolidated financial statements as of December 31, 2011 and for the year then ended, the Company evaluated subsequent events through May 17, 2012, the date on which those consolidated financial statements were originally issued, and through September 21, 2012, the date on which those consolidated financial statements were reissued.

On September 21, 2012, the company changed its corporate structure from a private limited company to a public limited company. A public limited company known as Fleetmatics Group PLC became the holding company of the FleetMatics group by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

On September 21, 2012, the Company effected a 1-for-1.5 reverse stock split of its ordinary shares (including the number of shares authorized and par value) and a proportional adjustment to the existing conversion ratio for each series of Preferred Shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred share conversion ratios.

20. Subsequent Events (unaudited)

For its interim consolidated financial statements as of June 30, 2012 and for the six months then ended, the Company evaluated subsequent events through August 20, 2012, the date on which those consolidated financial statements were originally issued, and through September 21, 2012, the date on which those consolidated financial statements were reissued.

On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the Management Services Agreement (see Note 17).

On September 18, 2012, the Company’s Board of Directors and shareholders increased the number of ordinary shares reserved for issuance under the 2011 Plan by 466,667 shares from 1,166,667 to 1,633,334.

On September 18, 2012, the Company’s Board of Directors adopted and shareholders approved the 2012 Employee Stock Purchase Plan. A total of 400,000 ordinary shares were reserved for future issuance under this plan, which will become effective upon closing of the Company’s initial public offering.